FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2004

                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                             Vouliagmeni, GR, 16671
                                 Athens, Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit A is a copy of the Third Quarter 2004 Report to Shareholders of Stelmar Shipping Ltd. (the "Company").

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              STELMAR SHIPPING LTD.
                                  (registrant)


Dated: December 13, 2004                              By: /s/ Olga Lambrianidou
                                                      -------------------------
                                                      Name:  Olga Lambrianidou
                                                      Title: Corporate Secretary

EXHIBIT A

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company is a leading provider of international transportation services of refined petroleum products and crude oil to major oil companies, major oil traders, and government agencies. The Company's current fleet, after the sale of its only single hull Aframax tanker the Kliomar on September 21, 2004, consists of 40 vessels including 11 tankers that are subject to sale and leaseback arrangements. The 11 tankers that are subject to sale and leaseback arrangements are the Jacamar, Takamar, Fulmar, Primar, Colmar, City University, Camar, Jamar, Allenmar, Capemar and Ermar.

The total cargo carrying capacity of the current fleet is approximately 2.1 million dwt.

During the period ended September 30, 2004, approximately 73.8% of the Company's net revenue on a time charter basis (revenue from vessels, minus voyage expenses) was derived from time charter contracts, as opposed to 87.6% during the same period last year. A time charter is a method of employment whereby vessels are chartered to customers for a fixed period of time and at a fixed rate. The Company predominantly trades its vessels under this method of employment. The focus on time charters contributes to the relatively low volatility of the Company's revenue, cash flow from operations and net income. The balance of the revenue for the third quarters of 2004 and 2003 was derived under voyage charters in the spot market.

The Company's existing fleet will continue to be employed predominantly under time charters in the forthcoming year. More specifically, 75% and 51% of the fleet's capacity, in terms of net operating days, for 2004 and 2005 respectively, is covered by time charters.

The tanker industry has historically been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply and demand of vessel capacity. During the third quarter of 2004, the strong demand in petroleum products boosted the tanker charter rates.

The fleet average time charter equivalent ("TCE") rate the Company achieved during the third quarter of 2004 was almost 19.0% higher than that achieved during the same quarter of 2003. The fleet average TCE rate the Company achieved during the first nine months of 2004 was approximately 9.7% higher than that achieved during the same period of 2003.

Recent Developments

On April 23, 2004, the Company formed a joint venture company with Sonap International Inc. ("Sonap") called Stelcape Limited ("Stelcape"). Stelcape is a Liberian corporation that was formed to operate and market a fleet of double hull Panamax tankers in the spot market for the transportation of crude oil, fuel oil and other petroleum products. Stelcape is managed by Cape Tankers (the "Manager"), an unrelated entity. The Company's vessels participating in the joint venture are the Reymar, Rosemar, Rubymar, Jademar, Pearlmar, Cleliamar, Cabo Hellas, Cabo Sounion and Polys. Of these vessels, the Reymar, Polys, Cleliamar, Pearlmar and Jademar trade in the spot market on behalf of the Company, while the remaining four are on time charter to Sonap and trade in the spot market on Sonap's behalf.

The  revenue  earned  by  Stelcape  that  is   attributable   to  the  Company's
participating   vessels  has  been  included  in  the   accompanying   unaudited
consolidated financial statements.

In July 2004, the Company took delivery of two Handymax tankers the Ariadmar and Atalmar.

On September 21, 2004, the Company sold its only single hull Aframax tanker the Kliomar for a net price of $16 million. The sale of the vessel resulted in a book loss of approximately $1.6 million.

In July 2004, the Company sold and leased back under separate bareboat charter agreements the tankers Fulmar, Colmar, Primar, City University, Camar, Jamar, Allenmar, Capemar and Ermar for a period of five years. These agreements do not include purchase options.

Financial Instruments

On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for the amount of $15.0 million. Under this agreement, the Company is covered for interest rates up to the London Interbank Offering Rate ("LIBOR") of 7%. Since LIBOR has not exceeded 7%, there was no charge to the Company with respect to this interest cap agreement for the years 2004 and 2003.

On October 26, November 30, and December 20, 2000, the Company concluded three interest rate swap agreements (the first two with effective dates as of December 11, 2000, and the third with an effective date as of March 12, 2001) for a period of five years (through September 12, 2005) for amounts of $14.0 million, $10.0 million and $31.5 million, respectively. Under these agreements, the Company has fixed interest rates at 6.50%, 6.45% and 5.88%, respectively.

On November 28, 2001, the Company concluded two interest rate swap agreements each with effective dates as of December 17, 2001 and December 18, 2001, respectively. The first is for a period of three years for an amount of $16.8 million and the second is for a period of five years for an amount of $18.2 million. Under these agreements the Company has fixed interest rates at 4.25% and 4.77%, respectively.

On July 20, 2002, the Company concluded two interest rate swap agreements with an effective date as of September 13, 2002. Each of these interest rate swap agreements is for a period of five years and for an amount of $23.6 million each. Under these agreements the Company has fixed its interest rates at 4.20% and 4.38%, respectively.

The remaining nominal amount of the interest rate swap agreements discussed above as of September 30, 2004 was $104.6 million. The annual amounts scheduled to mature over the next three years are as follows:

2004--$13.6 million (average swap rate 4.78%)
2005--$45.6 million (average swap rate 5.92%)
2006--$12.7 million (average swap rate 4.66%)
2007--$32.7 million (average swap rate 4.30%)

On December 15, 2003, the Company entered into a foreign currency forward contract for a period of six months to sell 6.5 million Euros and purchase U.S. Dollars. Under this contract the Company has fixed the Euro exchange rate against the U.S. Dollar at 1.2182. This contract was renewed in June 2004 for a period of six months and the Euro exchange rate against the U.S. Dollar was fixed at 1.21518. The purpose of this foreign currency forward contract is to protect the Company from exchange losses that could result from any devaluation of the U.S. Dollar against the Euro upon payment of the remaining liability to the shipyard in connection with the insurance claim relating to the Keymar, as discussed below. The gain recognized from the valuation of this contract at June, 30 2004 was $0.17 million.

Insurance Claims

On February 1, 2003, the Keymar was grounded by strong winds and was subsequently re-floated. The vessel was dry-docked on February 27, 2003, to undergo major repairs and resumed operations on October 16, 2003. The cost of the repairs carried out by the shipyard was $29.8 million and was agreed to be paid in four installments. As of September 30, 2004, the underwriters had paid the first two installments amounting to $12.3 million. The third installment of $8 million as well as a portion of the fourth installment of $3.5 million was paid by the Company and are included in insurance claims in the accompanying unaudited consolidated balance sheet. The Company expects that it will recover from the insurance underwriters the total amount it paid to the shipyard. The amount of the claim outstanding on September 30, 2004, net of deductible, totaled $18.6 million and is included in insurance claims in the accompanying unadited consolidated balance sheet.

Critical Accounting Policies

Vessels' Depreciation

Depreciation is computed using the straight-line method over the estimated useful lives of the vessels, after considering the estimated residual value. Management estimates the useful life of the Company's vessels to be 25 years, which is a common life expectancy applied in the shipping industry. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. On this basis, the useful life of the Company's only single hull tanker the Kliomar was reduced to 21 years and the useful lives of nine Handymax tankers built before 1990 were reduced to 23 years.

Impairment of Long-Lived Assets

Management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have taken place that would require modification to the assets' carrying values or useful lives. In evaluating the carrying values of long-lived assets, management reviews valuations performed by independent marine valuators and compares these valuations to the vessels' carrying values. Should the valuations suggest potential impairment, management determines the undiscounted projected net operating cash flow for each vessel and compares it to the vessel's carrying value. In the event that impairment has occured, a charge is recorded by comparing the asset's carrying value to the estimated fair value. The review of the carrying amount for each of the Company's vessels, as of September 30, 2004, indicated that no impairment loss is required to be recognized.

Accounting for Dry Docking

Dry-dockings are carried out approximately every two and a half or five years, as applicable, depending on the vessel's age, and typically coincide with the validity of the related certificates issued by the relevant classification societies, unless a further extension is obtained in rare cases and under certain conditions. The Company defers and amortizes these costs over a period of two and a half or five years, as applicable, or to the next dry-docking date if such has been determined. Unamortized dry-docking costs of vessels sold are written off to income in the year of the vessels' sale. Dry-docking costs have several aspects including the replacement of worn components, the installation of items or features that are required by new maritime regulations and the installation of new equipment or features that might increase vessel efficiency or safety. Such expenditures maintain the vessel and preserve its useful life.

Accounting for Revenue and Expenses

Revenues are generated from freight billing or time charter hires. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter, the revenues and associated voyage costs are recognized ratably over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Vessel operating expenses are accounted for on an accrual basis. Unearned revenue represents cash received prior to a period or year end that is related to revenue earned after that period or year end.

Results of Operations

Three Month Period Ended September 30, 2004 Compared to Three Month Period Ended September 30, 2003

The Company recorded net income of $9.1 million or $0.52 per fully diluted share in the three month period ended September 30, 2004, compared to net income of $10.7 million, or $0.62 per fully diluted share, in the same period last year. The results for the current quarter reflect fees of approximately $11.3 million paid to the Company's financial and legal advisers in connection with the Company's comprehensive review of its strategic alternatives.

Revenue on a Time Charter Basis. The Company's net revenue in the three month period ended September 30, 2004, on a time charter equivalent ("TCE") basis (revenue from vessels, minus voyage expenses), increased 69.3% to $67.4 million from $39.8 million over the same period last year. This increase is mainly due to the expansion of the fleet, which resulted in an increase of net operating days by 42.4% to 3,671 days from 2,579 days over the same period last year. The Company's average TCE rate in the three month period ended September 30, 2004 increased 19.0% to $18,357 from $15,432 over the same period last year, reflecting the improved market conditions faced by the Company's Handymax and Panamax fleets. The fleets' utilization in the three month period ended September 30, 2004 was 98.8% as compared to 93.4% over the same period last year which was due to less dry-dockings and the Keymar incident that kept the tanker out of service throughout the third quarter of 2003.

The average TCE rate of the Company's Handymax fleet in the three month period ended September 30, 2004 increased 11.4% to $15,904 from $14,272 over the same period last year. The Handymax fleet experienced 45 off-hire days in the three month period ended September 30, 2004, mainly due to less scheduled dry-dockings, as compared to 75 days in the same period last year. The Handymax fleet accounted for 50.0% of the Company's net revenue during the three month period ended September 30, 2004, as opposed to 56.7% during the same period last year. The net revenue generated under time charters accounted for 86.3% of the Handymax fleet's net revenue during the three month period ended September 30, 2004 as compared to 81.8% in the same period last year. As of September 30, 2004, twenty of the Company's Handymax tankers were operating under time charters with the remaining four trading in the spot market.

The average TCE rate of the Company's Panamax fleet in the three month period ended September 30, 2004 increased 33.4% to $22,687 from $17,014 in the same period last year. The formation of Stelcape to trade Panamax tankers in the spot market positively affected the Company's TCE rates. The Panamax fleet had 1 off-hire day in the three month period ended September 30, 2004 as compared to no off hire days in the same period last year. The Panamax fleet accounted for 40.2% of the Company's net revenue on a time charter basis during the three month period ended September 30, 2004 as compared to 31.5% during the same period last year. The net revenue generated under time charters accounted for 48.1% of the Panamax fleet's net revenue during the three month period ended September 30, 2004 as compared to 100% in the same period last year. As of September 30, 2004, eight of the Company's Panamax tankers were operating under time charters with the remaining five trading in the spot market under the commercial management of Stelcape.

The average TCE rate of the Company's Aframax fleet in the three month period ended September 30, 2004 increased 2.4% to $18,414 from $17,985 in the same period last year. The Aframax fleet had no off-hire days during the three month period ended September 30, 2004 as compared to 106 days in the same period last year, mainly due to the Keymar incident. The Aframax fleet accounted for 9.8% of the Company's net revenue during the three month period ended September 30, 2004 as compared to 11.8% in the same period last year. The entire net revenue of the Aframax fleet during the three month period ended September 30, 2004 and during the same period last year was generated from time charters. As of September 30, 2004, all of the Company's Aframax fleet was operating under time charters.

Vessel Operating Expenses. The Company's vessel operating expenses, which mainly consist of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants, increased 43.0% to $15.3 million in the three month period ended September 30, 2004 from $10.7 million in the same period last year, mainly due to the expansion of the fleet together with higher repair and maintenance costs. The operating expenses per ship per day increased 6.24% to $4,103 in the three month period ended September 30, 2004 from from $3,862 during the same period last year, mainly due to costs associated with the implementation of the International Ship and Port Facility Security ("ISPS") Code.

Depreciation and Amortization. The Company's depreciation and amortization expense increased 1.8% to $11.1 million in the three month period ended September 30, 2004 as compared to $10.9 million in the same period last year. The increase was the result of the expansion of the fleet and the decrease in vessels' useful lives discussed above (see Vessels' Depreciation). This increase was mitigated by the sale of two Aframax tankers, the Takamar and Jacamar in January 2004, the sale of nine Handymax tankers the Fulmar, Colmar, Primar, City University, Camar, Jamar, Allenmar, Capemar and Ermar in July 2004 and the Aframax tanker the Kliomar in September 2004.

General and Administrative Expenses. The Company's general and administrative expenses increased 628.6% to $15.3 million for the three month period ended September 30, 2004 as compared to $2.1 million in the same period last year. The overhead burden per ship per day increased 452.5% to $4,113 in the three month period ended September 30, 2004 from $745 during the same period last year. This increase was primarily due to fees accrued for financial and legal services in connection with the Company's strategic review process, the strengthening of the Euro against the U.S. Dollar, which impacted Euro denominated costs such as salaries paid to Athens based personnel, as well as salary timing differences and redundancy costs paid to Athens based personnel.

Interest Expense, net. The Company's interest expense increased 12.3% to $4.7 million in the three month period ended September 30, 2004 as compared to $4.2 million in the same period last year. The increase is due to the average increase in loan balances outstanding resulting from the Company's fleet expansion and the slight increase in the prevailing LIBOR interest rates.

Nine Month Period Ended September 30, 2004 versus Nine Month Period Ended September 30, 2003

The Company recorded net income of $40.6 million or $2.32 per fully diluted share in the nine month period ended September 30, 2004, compared to net income of $26.6 million, or $1.54 per fully diluted share, in the same period last year. The results for the current period reflect fees of approximately $12.1 million paid to the Company's financial and legal advisors in connection with the Company's comprehensive review of its strategic alternatives. The grounding of the Aframax tanker the Keymar on February 1, 2003 adversely affected the previous year's nine month results.

Revenue on a Time Charter Basis. The Company's net revenue on a time charter basis (revenue from vessels, minus voyage expenses) increased38.6% to $171.1 million in the nine month period ended September 30, 2004 as compared to $123.4 million in the same period last year. This increase was mainly due to the expansion of the fleet, which resulted in an increase of net operating days by 26.4% to 9,878 days from 7,817 days over the same period last year. The Company's average TCE rate in the nine month period ended September 30, 2004 increased 9.7% to $17,322 from $15,792 over the same period last year, reflecting the better returns achieved from the spot trading fleet. The fleet's utilization in the nine month period ended September 30, 2004 was 97.5% as compared to 93.8% in the same period last year mainly due to the return to service in October 2003 of the Aframax tanker Keymar grounded on February 1, 2003.

The average TCE rate of the Company's Handymax fleet in the nine month period ended September 30, 2004 increased 3.5% to $15,209 from $14,688 in the same period last year. The Handymax fleet experienced 202 off-hire days during the nine month period ended September 30, 2004 mainly due to less scheduled dry dockings, as compared to 243 days in the same period last year. The Handymax fleet accounted for 50.5% of the Company's net revenue during the current period as opposed to 57.2% during the previous period. The net revenue generated under time charters accounted for 77.9% of the Handymax fleet's net revenue during the period as compared to 78.4% in 2003. As of September 30, 2004, twenty of the Company's Handymax tankers were operating under time charters with the remaining four were trading in the spot market.

The average TCE rate of the Company's Panamax fleet in the nine month period ended September 30, 2004 increased 21.0% to $20,939 from $17,302 in the same period last year. The Panamax fleet had 33 off-hire days in the nine month period ended September 30, 2004 as compared to 16 off hire days in same period last year. The Panamax fleet accounted for 38.2% of the Company's revenue on a time charter basis during the nine month period ended September 30, 2004 as compared to 30.4% during the same period last year. The net revenue generated under time charters accounted for 60.5% of the Panamax fleet's net revenue during the nine month period ended September 30, 2004 as compared to 100% of the net revenue during the same period last year. As of September 30, 2004, eight of the Company's Panamax tankers were operating under time charters with the remaining five trading in the spot market.

The average TCE rate of the Company's Aframax fleet in the nine month period ended September 30, 2004 decreased 1.3% to $17,998 from $18,231 in the same period last year. The Aframax fleet had 15 off-hire days during the nine month period ended September 30, 2004 as compared to 255 days in the same period last year, mainly due to the Keymar incident. The Aframax fleet accounted for 11.3% of the Company's net revenue on a time charter basis during the nine month period ended September 30, 2004 as compared to 12.4% in the same period last year. The entire net revenue of the Aframax fleet during the nine month period ended September 30, 2004 and during the same period last year was generated from time charters. As of September 30, 2004, all of the Company's Aframax fleet was operating under time charters.

Vessel Operating Expenses. The Company's vessel operating expenses, which mainly consist of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants increased 28.8% to $42.0 million in the nine month period ended September 30, 2004 from $32.6 million in the same period last year. However, operating expenses per ship per day increased 5.9% to $4,145 in the nine month period ended September 30, 2004 from $3,915 in the same period last year mainly due to costs associated with the implementation of the ISPS Code. The impact of the ISPS implementation charges was approximately $130 per ship per day.

Depreciation and amortization. The Company's depreciation and amortization expense increased 39.4% to $35.6 million in the nine month period ended September 30, 2004 as compared to $32.7 million in the same period last year. The increase was the result of the expansion of the fleet and the decrease in vessels' useful lives discussed above (see Vessels' Depreciation). This increase was mitigated by the sale of the two Aframax tankers the Takamar and Jacamar in January 2004, the sale and leaseback of the nine Handymax tankers the Fulmar, Colmar, Primar, City University, Camar, Jamar, Allenmar, Capemar and Ermar in July 2004, the sale of the Aframax tanker the Kliomar in September 2004, and the sale of the Promar in May 2003.

General and Administrative Expenses. The Company's general and administrative expenses increased 229.8% to $22.1 million for the nine month period ended September 30, 2004 as compared to $6.7 million in the same period last year. The overhead burden per ship per day increased 173.1% to $2,181 during the nine month period ended September 30, 2004 from $799 over the same period last year. This increase was primarily due to fees accrued for financial and legal services in connection with the Company's strategic review process, the strengthening of the Euro against the U.S. Dollar, which impacted the Euro denominated cost such as salaries paid to Athens based personnel, as well as salary timing differences and redundancy costs paid to Athens based personnel.

Interest Expense, net. The Company's interest expense decreased 3.8% to $12.8 million in the nine month period ended September 30, 2004 as compared to $13.3 million over the same period last year. Despite the increase in the average loan balances outstanding resulting from the Company's fleet expansion, the lower prevailing LIBOR interest rates significantly reduced the interest expense.

Liquidity and Capital Resources

As of September 30, 2004, the Company's cash position increased to $82.7 million, from $36.5 million as of December 31, 2003.

Net cash flow from operating activities increased to $62.0 million in the nine month period ended September 30, 2004, from $60.5 million in the previous period, mainly reflecting the expansion of the fleet.

During the nine month period ended September 30, 2004, the Company incurred capital expenditures of $219.7 million. The capital expenditures primarily consisted of the stage payments made to shipyards for the construction and delivery of the Company's newbuilding Handymax and Panamax tankers.

The Company's debt repayments in the nine month period ended September 30, 2004 were $172.8 million (including repayment of debt of $105.5 million due to the sale and lease back of the Takamar, Jacamar, Fulmar, Colmar, Primar, City University, Camar, Jamar, Allenmar, Capemar and Ermar and the sale of Kliomar) as compared to $41.1 million in the same period last year (including repayment of debt of $7.7 million due to the sale of the Promar). During the nine month period ended September 30, 2004, the Company increased its borrowings by $190.6 million to finance the stage and delivery payments to the yards of the Panamax tankers, the Cabo Sounion, Reymar, Reginamar and Reinemar and the Handymax tankers, the Alcesmar, Alcmar, Andromar, Antigmar, Ariadmar and the Atalmar.

The Company's debt repayment obligations over the next eleven years are as shown below:

Year                                                                  Amount
----                                                                  ------
Fourth quarter of 2004 ...........................................$  8.9 million
2005 .............................................................$ 46.4 million
2006 .............................................................$ 44.5 million
2007 .............................................................$ 44.1 million
2008 .............................................................$ 84.8 million
2009 .............................................................$ 30.6 million
2010 .............................................................$ 46.5 million
2011 .............................................................$ 32.3 million
2012 .............................................................$112.7 million
2013 .............................................................$  6.8 million
2014 .............................................................$ 67.8 million

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and further penetration into the Handymax and Panamax tanker markets. The Company may choose to pursue opportunities to grow through acquisition of vessels, newbuildings or fleets from other companies. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, additional debt borrowings and the issuance of additional shares of common stock.

Expected Additional Capital Commitments

Sale and Lease Back Commitments:

In early January 2004, the Company sold and leased back two coated Aframax tankers, the Takamar and Jacamar for a period of seven years. The net proceeds of the transaction were approximately $72.4 million, of which $45.6 million was applied to repay the outstanding debt relating to those tankers and the balance was applied to the Company's liquidity. The daily floating lease rate is approximately $10,150 per tanker based on a three month LIBOR of 1.50%. The Company has neither purchase options nor an obligation to buy back those tankers at the end of their lease period.

Furthermore, in July 2004, the Company sold and leased back almost its entire pre-1990 built fleet for a period of five years. The net proceeds of the sale were $105.5 million, of which $46.3 million was applied to repay the outstanding debt of these tankers, $6.3 million was used as seller's credit and the balance was applied to increase the Company's liquidity. The daily fixed rate is approximately $6,950 for the Jamar, Camar, Ermar, Allenmar and Capemar and $6,000 for the Fulmar, Primar, City University and Colmar. The Company has no obligation to buy back those tankers at the end of their lease period.

The following table shows the obligations arising from these sale and lease-back commitments:

Year                                                                  Amount
----                                                                  ------
Fourth Quarter of  2004 ..........................................$  7.1 million
2005 .............................................................$ 28.8 million
2006 .............................................................$ 28.8 million
2007 .............................................................$ 28.8 million
2008 .............................................................$ 28.8 million
2009 .............................................................$ 18.3 million
2010 .............................................................$  7.4 million
2011 .............................................................$  0.2 million

Quantitative and Qualitative Disclosures about Market Risks

Inflation

Inflation had a very moderate impact on vessel operating expenses, dry-docking expenses and corporate overhead. Management does not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

Interest Rate Fluctuation

The international tanker industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. The Company's debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings. The Company has entered into interest rate cap and swap agreements expiring in 2005, 2006 and 2007 for approximately 19.9% of the Company's outstanding indebtedness as of September 30, 2004.

The Company's interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of the Company's sensitivity to interest rate changes, an increase of 1% would have decreased the Company's net income and cash flows in the current period by approximately $2.7 million based upon the Company's debt level at September 30, 2004.

The following table sets forth the Company's sensitivity to a 1% increase in LIBOR to the end of 2007 on the same basis:

Net difference in Earnings and Cash Flows:

Year                       Amount
----                       ------
Fourth Quarter 2004        $1.1 million
2005                       $4.3 million
2006                       $4.1 million
2007                       $3.9 million

Foreign Exchange Rate Fluctuation

The international tanker industry's functional currency is the U.S. Dollar and, as a result, all of the Company's revenues are in U.S. Dollars. Historically, the Company incurs a major portion of its general and administrative expenses in Euros (formerly Greek drachmae) and British pounds sterling, while it incurs a significant portion of its revenues in U.S. Dollars and, to a much lesser extent, other currencies. The Company has a policy of continuously monitoring and managing its foreign exchange exposure. The Company has entered into a foreign currency forward contract to mitigate exposure to the devaluation of the U.S. Dollar against the Euro (see Financial Instruments). Management does not believe that the Company needs to enter into any other foreign currency hedging transactions at this time.

Seasonal Variations

The Company operates its tankers in markets that have historically exhibited seasonal variations in demand and, therefore, in charter rates. Tanker markets are typically stronger in the winter months in the Northern Hemisphere due to increased oil consumption. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities.

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2004 AND DECEMBER 31, 2003
(Expressed in thousands of U.S. dollars except for share and per share data)

                                                            2004         2003
                                                         ---------    ---------
                                                        (unaudited)
ASSETS
------

CURRENT ASSETS:
  Cash and cash equivalents                              $  82,229    $  36,463
  Accounts receivable - trade, net                          16,129        7,075
  Insurance claims                                          19,571       18,422
  Other current assets                                       9,257        5,699

                                                         ---------    ---------
     Total current assets                                  127,186       67,659
                                                         ---------    ---------

FIXED ASSETS:
  Advances for vessel acquisition/under construction            --       88,071
  Vessels, net book value                                  807,483      723,444
  Other fixed assets, net                                    1,422        1,343

                                                         ---------    ---------
     Total fixed assets                                    808,905      812,858
                                                         ---------    ---------

RESTRICTED CASH                                              3,250          750
OTHER ASSETS                                                 6,300           --
DEFERRED CHARGES, net                                       17,645       16,154

                                                         ---------    ---------
     Total assets                                        $ 963,286    $ 897,421
                                                         =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES:
  Current portion of long-term debt                      $  45,774    $  55,003
                                                         ---------    ---------

  Accounts payable- trade                                   14,163       17,577
  Other current liabilities                                 22,155        8,231
  Financial instruments fair value                           3,302        5,122

                                                         ---------    ---------
     Total current liabilities                              85,394       85,933
                                                         ---------    ---------

LONG-TERM DEBT, net of current portion                     479,688      452,647
                                                         ---------    ---------

CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Preferred stock, $ 0.01 par value; 20,000,000
  shares authorized, none issued                                --           --
  Common stock, $ 0.02 par value; 25,000,000
  shares authorized; 17,305,687 and 17,565,548
  issued and outstanding at  December 31, 2003
  and September 30, 2004, respectively                         351          346
  Additional paid-in capital                               226,065      222,598
  Accumulated other comprehensive income/(loss)             (3,248)      (4,774)
  Retained earnings                                        175,036      140,671

                                                         ---------    ---------
     Total stockholders' equity                            398,204      358,841
                                                         ---------    ---------

                                                         ---------    ---------
     Total liabilities and stockholders' equity          $ 963,286    $ 897,421
                                                         =========    =========

The accompanying notes are an integral part of these consolidated statements.

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED
SEPTEMBER 30, 2004 AND 2003
(Expressed in thousands of U.S. dollars)

                                                           2004         2003
                                                         ---------    ---------
                                                        (unaudited)  (unaudited)

Cash Flows from Operating Activities:

  Net income                                             $  40,644    $  26,626
  Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation                                           31,399       29,420
     Fair value of foreign exchange deal                      (302)          --
     (Gain)/Loss from sale of vessel                         1,064        7,268
     Amortization of deferred dry-docking costs              4,235        3,297
     Amortization of other financing costs                     349          251
     Non cash compensation                                     352           --
     Change in working capital                              (3,253)         835
     Other assets                                           (6,300)          --
     Payments for dry-docking                               (6,154)      (7,243)
     Translation adjustment                                      8           --

                                                         ---------    ---------

Net Cash from Operating Activities                          62,042       60,454
                                                         ---------    ---------

Cash Flows from (used in) Investing Activities:
  Advances for vessels acquisition
     - under construction                                       --      (61,035)
  Vessel acquisitions and/or improvements                 (219,075)          --
  Capital expenditure for property and equipment              (618)         (98)
  Increase in restricted cash                               (2,500)          --
  Net proceeds from sale of vessels                        191,582        8,369

                                                         ---------    ---------
Net Cash used in Investing Activities                      (30,611)     (52,764)
                                                         ---------    ---------

Cash Flows from (used in) Financing Activities:
  Proceeds from long-term debt                             190,624       45,000
  Principal payments of long-term debt and bridge          (67,310)     (33,417)
  Repayment of long-term debt due to sale of vessels      (105,502)      (7,650)
  Dividends paid                                            (6,279)          --
  Issuance of common stock                                   3,120        6,726
  Payments for loan fees and other financing costs            (318)      (1,606)

                                                         ---------    ---------
Net Cash from Financing Activities                          14,335        9,053
                                                         ---------    ---------

Net increase in cash and cash equivalents                   45,766       16,743
Cash and cash equivalents at beginning of period            36,463       36,123
                                                         ---------    ---------

Cash and cash equivalents at end of period               $  82,229    $  52,866
                                                         =========    =========

The accompanying notes are an integral part of these consolidated statements

     STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTH PERIODS ENDED
SEPTEMBER 30, 2004 AND 2003
AND FOR THE NINE NONTH PERIODS ENDED
SEPTEMBER 30, 2004 AND 2003
(Expressed in thousands of U.S. dollars - except for share and per share data)
                                                  Three Month Period              Nine Month Period
                                                  Ended September 30              Ended September 30
                                                 2004            2003            2004             2003
                                             ------------    ------------    ------------    ------------
                                                      (unaudited)                     (unaudited)
REVENUES:

Revenue from vessels                         $     69,465    $     41,871    $    180,722    $    130,682
                                             ------------    ------------    ------------    ------------

EXPENSES:

    Voyage expenses and commissions                 3,565           3,119          13,709          10,427
    Vessel operating expenses                      15,254          10,660          41,986          32,612
    Bare boat hire expenses                         6,951              --          10,454              --
    Depreciation and amortization                  11,067          10,876          35,634          32,717
    Loss on sale of vessel                          1,687              13           1,678           7,268

General and administrative expenses                15,291           2,056          22,092           6,653

    Provision for doubtful receivables                987              --             987             350
    Insurance deductibles                             130             131             200             396
                                             ------------    ------------    ------------    ------------

    Operating income                               14,533          15,016          53,982          40,259

OTHER INCOME (EXPENSES):

    Interest and finance costs, net                (4,730)         (4,211)        (12,815)        (13,314)
    Other, net                                       (727)            (92)           (523)           (319)

    Total other income (expenses), net             (5,457)         (4,303)        (13,338)        (13,633)

Net Income                                   $      9,076    $     10,713    $     40,644    $     26,626

Earnings per share, basic                    $       0.52    $       0.62    $       2.33    $       1.55

Weighted average number of shares, basic     $ 17,542,911    $ 17,285,687    $ 17,446,122    $ 17,158,207

Earnings per share, diluted                  $       0.52    $       0.62    $       2.32    $       1.54

Weighted average number of shares, diluted     17,542,608      17,371,449      17,521,601      17,251,496

The accompanying notes are an integral part of these consolidated statements.

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002, AND 2003 AND
THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2004
(Expressed in thousands of U.S. dollars except for share and per share data)
                                                                                                          Accumulated
                                                                                Additional                   Other
                                        Comprehensive         Capital            Paid-in     Retained    Comprehensive
                                            Income             Stock             Capital     Earnings    Income/(Loss)     Total
                                         -----------                           -----------  -----------   -----------   -----------
                                                        # of          Par
                                                       Shares        Value
BALANCE, December 31, 2001 (audited)                 11,874,750   $       237  $   149,970       61,835   $    (2,594)  $   209,448
                                                     ==========   ===========  ===========  ===========   ===========   ===========

     Issuance of common stock                         4,945,000            99       69,131           --            --        69,230

     Expenses related to the issuance
     of common stock                                         --            --       (4,470)          --            --        (4,470)

     Reinvestment of earnings                                --            --        1,004       (1,004)           --            --

     Net income                             43,286           --            --           --       43,286            --        43,286

     Other comprehensive income
     - Fair value of financial
       instruments                          (5,450)          --            --           --           --        (5,450)       (5,450)
     - Currency translation
       adjustments                             104           --            --           --           --           104           104
     Comprehensive income                ---------
                                         $  37,940
BALANCE, December 31, 2002 (audited)     =========   ----------   -----------  -----------  -----------   -----------   -----------
                                                     16,819,750   $       336  $   215,635  $   104,117   $    (7,940)  $   312,148
                                                     ==========   ===========  ===========  ===========   ===========   ===========

     Issuance of common stock                           485,937            10        6,963           --            --         6,973

     Net income                             38,631           --            --           --       38,631            --        38,631

     Dividends paid (US dollars
     0.12 per share)                            --           --            --           --       (2,077)           --        (2,077)

     Other comprehensive income
     - Fair value of financial
       instruments                           3,065           --            --           --           --         3,065         3,065
     - Currency translation
       adjustments                             101           --            --           --           --           101           101
     Comprehensive income                ---------
                                         $  41,797
BALANCE, December 31, 2003 (audited)     =========   ----------   -----------  -----------  -----------   -----------   -----------
                                                     17,305,687   $       346  $   222,598  $   140,671   $    (4,774)  $   358,841
                                                     ==========   ===========  ===========  ===========   ===========   ===========

     Issuance of common stock                           259,861             5        3,467           --            --         3,472

     Net income                             40,644           --            --           --       40,644            --        40,644

     Dividends paid (US dollars
     0.12 per share)                                         --            --           --       (6,279)           --        (6,279)

     Other Comprehensive income
     - Fair value of financial
       instruments                           1,518           --            --           --           --         1,518         1,518
     - Currency translation
       adjustments                               8           --            --           --           --             8             8
                                         ---------
                                         $  42,170
                                         =========   ----------   -----------  -----------  -----------   -----------   -----------
BALANCE, September 30, 2004
(unaudited)                                          17,565,548   $       351  $   226,065  $   175,036   $    (3,248)  $   398,204
                                                     ==========   ===========  ===========  ===========   ===========   ===========

STELMAR SHIPPING LTD. AND SUBSIDIARIES

EBITDA RECONCILIATION
FOR THE THREE MONTH PERIODS
ENDED SEPTEMBER 30, 2004 AND 2003
AND FOR THE NINE NONTH PERIODS ENDED
SEPTEMBER 30, 2004 AND 2003
(Expressed in thousands of U.S. dollars - except for share and per share data)

                                    Three Month Period      Nine Month Period
                                    Ended September 30      Ended September 30
                                     2004        2003        2004        2003
                                   --------    --------    --------    --------
                                       (unaudited)             (unaudited)

EBITDA                             $ 24,873    $ 25,800    $ 89,093    $ 72,657

DEPRECIATION AND AMORTIZATION        (4,730)     (4,211)    (12,815)    (13,314)

INTEREST AND FINANANCE COST NET     (11,067)    (10,876)    (35,634)    (32,717)

                                   --------    --------    --------    --------
NET INCOME                         $  9,076    $ 10,713    $ 40,644    $ 26,626
                                   ========    ========    ========    ========

STELMAR SHIPPING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Basis of Presentation and General Information:

     The accompanying consolidated financial statements include the accounts of Stelmar Shipping Ltd. (the "Holding Company") formerly Stelships Inc. and its wholly owned subsidiaries (the "Company") and have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements.

     In the opinion of the management, all adjustments (consisting of adjustments of a normal recurring nature) considered necessary for a fair presentation of the financial position and results of operations have been included. Operating results for the nine-month period ended September 30, 2004, are not necessarily indicative of the results that might be expected for any interim period or the fiscal year ending December 31, 2004.

     The balance sheet at December 31, 2003, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

     The financial statements presented in this report should be read in conjunction with the consolidated financial statements and footnotes hereto included in the Company's Annual report on form 20-F for the year ended December 31, 2003.

     The Holding Company was formed in January 1997, under the laws of Liberia and became the sole owner of all outstanding shares of Martank Shipping Holdings Ltd. and its subsidiaries, Marship Tankers (Holdings) Ltd. and its subsidiaries, Stelmar Tankers (Management) Ltd. and Stelmar Tankers (UK) Ltd. All of the above-mentioned companies share common ownership and management.

     (a)  Ship-owning companies directly owned by the Holding Company:

                                      Country of      Date of
          Company                    Incorporation  Incorporation   Vessel Name    Flag     Dwt
          -------                    -------------  -------------   -----------    ----     ---
          Ship-owning companies with vessels in operation
          -----------------------------------------------

          Keymar Ltd.                Liberia        July 1998       Keymar         Cyprus      95,822
          Nedimar Ltd.               Liberia        October 1993    Nedimar        Cyprus      46,821
          Pearlmar Ltd.              Liberia        July 2000       Pearlmar       Cyprus      69,697
          Jademar Ltd.               Liberia        July 2000       Jademar        Cyprus      69,697
          Rubymar Ltd.               Liberia        July 2000       Rubymar        Cyprus      69,697
          Rosemar Ltd.               Liberia        July 2000       Rosemar        Cyprus      69,697
          Luxmar Ltd.                Liberia        February 2001   Luxmar         Panama      45,999
          Rimar Ltd.                 Liberia        February 2001   Rimar          Panama      45,999
          Limar Ltd                  Liberia        February 2001   Limar          Panama      46,170
          Almar Ltd.                 Liberia        February 2001   Almar          Panama      46,162
          Petromar Ltd.              Liberia        May 2001        Petromar       Panama      35,768
          Ambermar Ltd.              Liberia        December 2001   Petromar       Cyprus      35,700
          Goldmar Limited            Liberia        April 2002      Goldmar        Cyprus      69,700
          Silvermar Limited          Liberia        April 2002      Silvermar      Panama      69,700
          Aquamar Shipping Limited   Liberia        April 2002      Aquamar        Cyprus      47,236
          Maremar Limited            Liberia        April 2002      Maremar        Cyprus      47,225
          Reymar Limited             Liberia        April 2002      Reymar         Cyprus      69,180
          Reginamar Limited (1)      Liberia        April 2002      Reginamar                  69,180
          Reinemar Limited (1)       Liberia        April 2002      Renemar                    69,180
          Cabo Hellas Limited        Liberia        February 2003   Cabo Hellas    Cyprus      69,180
          Cabo Sounion Limited       Liberia        February 2003   Cabo Sounion   Cyprus      69,180
          Alcesmar Limited           Liberia        February 2003   Alcesmar       Cyprus      46,000
          Alcmar Limited             Liberia        February 2003   Alcmar         Cyprus      46,000
          Antigmar Limited           Liberia        February 2003   Antigmar       Cprus       46,000
          Andromar Limited           Liberia        February 2003   Andromar       Cyprus      46,000
          Ariadmar Limited           Liberia        February 2003   Ariadmar       Cyprus      46,000
          Atalmar Limited            Liberia        February 2003   Atalmar        Cyprus      46,000
                                                                                            ---------
                                                                                            1,532,990
                                                                                            =========

          (1) Charterers have the option to purchase these vessels at the end of the time charter i.e. five years starting from late June 2004.

                                      Country of      Date of
          Company                    Incorporation  Incorporation   Vessel Name      Flag     Dwt
          -------                    -------------  -------------   -----------      ----     ---
          Ship-owning companies with sold and leased vessels (Note 4)
          -----------------------------------------------------------

          Takamar Ltd. (2)           Liberia        July 1998       Takamar          Panama   104,000
          Jacamar Ltd (2)            Liberia        January 1999    Jacanar          Panama   104,024
          Ariel Shipping
          Corporation (3)            Liberia        January 1993    Fulmar           Cyprus    39,521
          Primar Shipping Ltd. (3)   Liberia        May 1993        Primar           Cyprus    39,521
          Palmar Maritime Ltd. (3)   Liberia        July 1993       City University  Cyprus    39,729
          Colmar Ltd. (3)            Liberia        July 1993       Colmar           Cyprus    39,729
          Jamar Ltd. (3)             Liberia        February 2001   Jamar            Panama    46,100
          Camar Ltd. (3)             Liberia        February 2001   Camar            Panama    46,100
          Ermar Ltd. (3)             Liberia        February 2001   Ermar            Panama    39,977
          Allenmar Ltd. (3)          Liberia        February 2001   Allenmar         Panama    41,570
          Capemar Ltd. (3)           Liberia        February 2001   Capemar          Panama    37,615
                                                                                              -------
                                                                                              577,886
                                                                                              =======

          (2) Vessels sold and leased back in January 2004.
          (3) Vessels sold and leased back in July 2004.

                           Country of       Date of
          Company         Incorporation   Incorporation  Hull Number
          -------         -------------   -------------  -----------

          Ship-owning companies with sold vessels
          ---------------------------------------

          Promar Ltd.     Liberia         February 2001  Vessel M/T Promar was
                                                         sold on May 21, 2003.

          Loucamar Ltd.   Liberia         April 1997     Vessel M/T Loucas was
                                                         sold in December 2000.

          Kliomar Ltd.    Liberia         August 1997    Vessel M/T Kliomar was
                                                         sold in September 2004.

     (b) Iartank Shipping Holdings Ltd. ("Martank"): Martank was formed in March 1993, under the laws of the British Virgin Islands and is the sole owner of the shares of the following ship-owning companies:

                            Country of       Date of
          Company          Incorporation   Incorporation   Vessel Name   Flag     Dwt
          -------          -------------   -------------   -----------   ----     ---
          Cleliamar Ltd.   Liberia         October 1994    Cleliamar     Cyprus   68,623
          Polmar Ltd.      Liberia         October 1997    Polys         Cyprus   68,623
                                                                                 -------
                                                                                 137,246
                                                                                 =======

     (c) Stelmar Tankers (Management) Ltd. (the "Manager"): The Manager was formed in September 1992 under the laws of Liberia as Blue Wave Tankers and was renamed Stelmar Tankers (Management) Ltd. in February 1993. It has an office in Greece, established under the provisions of Law 89 of 1967, as amended and as such is not subject to any income taxes in Greece. The Manager provides the vessels with a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, for a fixed monthly fee per vessel, which has been eliminated for consolidation purposes.

     (d) Stelmar Tankers (UK) Ltd.: Stelmar Tankers (UK) Ltd. was formed in June 1992, under the laws of the United Kingdom to provide the Company with sale, purchase and chartering services, in exchange for a commission which is charged in accordance with accepted industry standards. Such commission has been eliminated for consolidation purposes.

     (e) Marship Tankers (Holdings) Ltd. (the "Marship"): Marship was formed in August 1993, under the laws of the British Virgin Islands and was the sole owner of the shares of Primar Shipping Ltd. and Palmar Maritime Ltd. Following the transfer of the ownership of the aforementioned companies to the Holding Company prior to 2001, the company became dormant.

     (f) Stelcape Limited (the "Stelcape"): On April 23, 2004, the Company and Sonap International Inc. (the "Sonap") established Stelcape, a Liberian corporation, with main objective to operate and manage a Joint Venture formed by the Company and Sonap. The purpose of the Joint Venture is to operate a number of Panamax tankers, owned by the Company and Sonap , in the spot market for the transportation of crude oil, fuel oil and other petroleum products. The Company's vessels participating in the Joint Venture are the M/T Reymar, M/T Rosemar, M/T Rubymar, M/T Jademar, M/T Pearlmar, M/T Cleliamar, M/T Cabo Hellas, M/T Cabo Sounion and M/T Polys. The revenue earned by the Company's vessels as determined by Stelcape has been included in the accompanying September 30, 2004 consolidated financial statements.

          Five of the previously mentioned vessels, the M/T Reymar, M/T Polys, M/T Cleliamar, M/T Pearlmar and M/T Jademar trade in the spot market on behalf of the Company, while the remaining four are on time charter to the joint venture partner and trade in the spot market on its behalf .

     The Company is engaged in the ocean transportation of petroleum cargoes worldwide through the ownership and operation of the tanker vessels mentioned above.

     2.   Significant Accounting Policies:

     (a) Principles of Consolidation: The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States and include for the reporting periods the accounts of the Holding Company and its wholly-owned subsidiaries referred to in Note 1 above.

          Stelcape has been accounted for under the equity method on the basis that the Company does not meet the requirements under Accounting Research Bulletin ("ARB") No. 51 as amended by SFAS 94 "Consolidation of All Majority-owned Subsidiaries" as it has neither a direct or indirect controlling financial interest over 50% nor does it exercise any control over the trading of the vessels and therefore the operations of Stelcape.

     (b) Use of Estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

     (d) Accounts Receivable - Trade: The amount shown at each balance sheet date, includes estimated recoveries from charterers of hire, freight and demurrage billings, net of provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Trade accounts receivable in the accompanying Septemebr 30, 2004, consolidated balance sheet are net of provision for doubtful accounts of approximately $ 1 million.

     (e) Vessel Cost: Vessels are stated at cost, which consists of the contract price, any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses) and interest and supervision costs (mainly the payroll cost of technical personnel on site at the shipyard and related expenses) incurred during the construction period. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise are charged to expenses as incurred.

     (f) Impairment of Long-Lived Assets: Management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating the carrying values of long-lived assets, management reviews valuations performed by independent marine valuers and compares this to the vessels carrying value. Should the valuation suggest potential impairment, management determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel carrying value. In the event that impairment occurs, a charge is recorded by comparing the asset's carrying value to the estimated fair value. The review of the carrying amount for each of the Company's vessels, as of March 31, 2004 indicated that no impairment loss should be recognized.

     (g) Vessels Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of the Company's vessels to be 25 years. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. On this basis he useful lives of vessels built prior to 1990 were re-estimated to 21 years for one single hull Aframax and 23 years for 9 double side and double hull Handymaxes.

     (h) Accounting for Dry Docking Costs: Dry-docking costs are carried out approximately every two and a half or five years to coincide with the validity of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The Company defers and amortizes these costs over a period of two and a half or five years as applicable or to the next dry-docking date if such has been determined. Unamortized dry-docking costs of vessels sold are written off to income in the year of the vessels' sale. Dry-docking costs have several aspects including the replacement of worn components, the installation of items or features that are required by new maritime regulations, the installation of new equipment or features that might increase efficiency or safety. Such expenditures do maintain the vessel and preserve its useful life.

     (i) Accounting for Special Survey Costs: The vessels' special survey, which is required to be completed every four to five years, is performed on a continuous basis and related costs are expensed as incurred without material effect on the annual operating results. Such costs are included together with repairs and maintenance in vessel operating expenses in the accompanying consolidated statements of income.

     (j) Accounting for Revenue and Expenses: Revenues are generated from voyage and time charters. Time charter revenues (hires) are recorded over the term of the charter as service is provided. Under a voyage charter the revenues (freights) and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full at the time the losses can be estimated. A voyage is deemed to commence upon the completion of the discharge of the current cargo. Demurrage income represents payment by the charterer to the vessel's owner when loading or discharging time exceeded the stipulated time in the voyage charter. Demurrage revenue is recognized in full as incurred. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received prior to year-end or period end related to revenue applicable to periods after December 31 of each year or the interim date of the financial statements.

     (k) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. All outstanding options included in the calculation of dilute earnings per share were dilutive and there were no potential anti-dilutive securities during the periods presented.

     (l) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company dos not have a discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or or other financial information for these charters. As a result, the management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet thus the Company has determined that it operates under one profitable segment. Furthermore, it is not practicable for the Company to identify where it operates geographically, as the vessels are subject to time charters, in which the charterer is free to trade the vessel worldwide, and in spot charters, which may enter into for the carriage of carges from loadports to discharge ports in all areas of the world.

     (m) Derivatives: The Company enters into interest rate swap agreements to partially hedge the exposure of interest rate fluctuations associated with its borrowings as well as in foreign currency forward contracts to partially hedge the exposure against foreign currencies devaluation. Such swap agreements and foreign currency forward contracts are recorded at fair market value in accordance with the provisions of SFAS 133.

          Seven interest rate swap agreements and one foreign currency forward contract were open as of June 30, 2004 and have been accounted for under SFAS 133. Interest rate swap agreements met hedge accounting criteria and accordingly their fair value has been included in "Other Comprehensive Income (Loss)" in the accompanying June 30, 2004 consolidated balance sheet. It is the Company's intention to hold these swap agreements to maturity and accordingly the fair value reflected under "Accumulated Other Comprehensive Income (Loss)" is only for presentation purposes, as it is not expected to materialize.

          The foreign currency forward contract did not meet hedge accounting criteria and accordingly its fair value has been included in "Foreign Exchange Losses" in the accompanying December 31, 2003 and June 30, 2004 consolidated statements of income.

          The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counter parties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparties, the Company does not believe it is necessary to obtain collateral arrangements.

     (n) Stock-based compensation: As of June 30, 2004, the Company had one stock-based compensation plan. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if the Company had applied fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                                        Nine months ended
                                                        -----------------
                                                  September 30,    September 30,
                                                  -------------    -------------
                                                      2003             2004
                                                    ---------        ---------

          Net income, as reported                      26,626           40,644

          Add: total stock- based employee
          compensation expense included in
          reported net income, net of
          related tax effect                               --               --
                                                    ---------        ---------
                                                       26,626           40,644
                                                    ---------        ---------

          Deduct: total stock-based employee
          compensation expense determined
          under fair value based method for
          all awards, net of related tax effects           --               --
                                                    ---------        ---------

          Pro-forma net income                         26,626           40,644
                                                    ---------        ---------

          Earnings per share:
            Basic - as reported                          1.55             2.33
            Basic - pro forma                            1.55             2.33

            Diluted - as reported                        1.54             2.32
            Diluted - pro forma                          1.54             2.32

     (o)  Recently  Issued  Accounting  Pronouncements:   Recent  Statements  of
          Financial Accounting Standards ("SFAS") issued by the Financial Accounting Standards Board ("FASB") are summarized as follows:

          FIN 46, in January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No.46 ("FIN 46"), "Consolidation of Variable Interest Entities - An Interpretation of Accounting Research Bulletin ("ARB") No. 51". This interpretation provides guidance on how to identify variable interest entities ("VIE") and how to determine whether or not those entities should be consolidated. FIN 46 applies to variable interest entities created after January 31, 2003. FIN 46 also applies in the first fiscal quarter or interim period ending after December 15, 2003, for variable interest entities created before February 1, 2003. The adoption of FIN 46 did not have an impact on our results of operations of financial position.

     3.   Advances for Vessels Under Construction:

     In April 2002, the Company entered into an agreement with Daewoo Shipbuilding of Korea (ex Daewoo Heavy Industries) for the construction of five Panamax tankers, with expected deliveries in November 2003 through July 2004. The construction cost of the new buildings amounted to $ 152,750 of which $ 100,000 was financed from the proceeds of a long-term bank loan. The shipbuilding contract provides for stage payments of 10% in advance, 10% on steel cutting, 10% on keel laying, 10% on launching and 60% on delivery. As of September 30, 2004, the Company had taken delivery of all Panamax tankers at a total cost of $157.5 million.

     In February 2003, the Company concluded an agreement for the purchase of six Handymax tankers under construction with expected delivery dates between January 2004 and July 2004 at a cost of $173,220. The amount will partially be paid through bank loans and partially from the Company's own funds. Furthermore, $6,412 of the total price was paid in Company's stock. . As of September 30, 2004, the Company had taken delivery of all Handymax tankers at a total cost of $180.0 million.

     The movement of the account in 2003 and 2004 was as follows:

     December 31, 2002                   15,088
      - Additions                        61,035
      - Transfer to vessel cost              --
                                       --------
     September 30, 2003                  76,123
                                       ========

     December 31, 2003                   88,071
      - Additions                       219,075
      - Transfer to vessel cost        (307,146)
                                       --------
     September 30, 2004                       0
                                       ========

     4.   Vessels:

     The movement in vessels cost and accumulated depreciation during the six-moths ended June 30, 2003 and 2004 is analyzed as follows:

                                       Vessel     Accumulated     Net Book
                                        Cost      Depreciation      Value
                                      --------    ------------    --------

     Balance, December 31, 2002        858,876      (112,712)      746,164
     Acquisitions                           --            --            --
     Disposals                         (16,957)        2,637       (14,320)
     Depreciation for the period            --       (29,199)      (29,199)
                                      --------      --------      --------
     Balance, September 30, 2003       841,919      (139,274)      702,645
                                      ========      ========      ========

     Balance, December 31, 2003        872,463      (149,019)      723,444
     Acquisitions                      307,146            --       307,146
     Disposals                        (281,236)       88,988      (192,248)
     Depreciation for the period            --       (30,859)      (30,859)
                                      --------      --------      --------
     Balance, September 30, 2004       898,373       (90,890)      807,483
                                      ========      ========      ========

     On May 21, 2003, M/T Promar was sold for $8,500. The loss resulting from the sale of the vessel, after the elimination of the deferred charges, amounted to $7,270 and has separately been reflected in the accompanying consolidated statements of income for the nine month period ended September 30, 2003.

     On February 1, 2003, M/T Keymar was grounded by strong winds and was subsequently re-floated. The vessel was dry-docked on February 27, 2003, to undergo major repairs and resumed operations on October 16, 2003. The cost of repairs carried out by the shipyard amounted to $29.8 million and was agreed to be paid in four installments. As of March 31, 2004, the underwriters had paid the first two installments amounting to $12.3 million while the third and fourth installments of $8 million and $4.6 million were paid by the Company and have been included in Insurance Claims in the accompanying December 31, 2003 and September 30, 2004, consolidated balance sheets. The Company expects that it will recover from the underwriters the total amount paid to the shipyard. The amount of the claim, net of deductible, outstanding at September 30 2004, totaled $ 18.3 million and is included in Insurance Claims in the accompanying consolidated balance sheets. The amount payable to the shipyard at December 31, 2003 and September 30, 2004, totaled $ 8 million and $ 0 million respectively and is included in Accounts Payable Trade in the accompanying consolidated balance sheets.

     In January 2004 the Jacamar and Takamar, two coated Aframaxes built in 1999 and 1998 respectively, were sold and leased back under separate bare boat charter parties for a period of seven years with no purchase option at the end of the bareboat period, for a total net price of approximately $70.5 million. The resulted net gain of approximately $0.7 million will be recognized over the lease period. The vessels fully repaid their outstanding loans totaling to $45.6 million. The contractual future floating based daily payments under these bare boat charter parties are approximately $10. There are neither purchase options nor obligations on Company's behalf.

     In July 2004 the Fulmar, Colmar, Primar, City University, Camar, Jamar, Allenmar, Capemar and Ermar, nine Handymaxes built before 1990, were sold and leased back under separate bareboat charter parties for a period of five years with no purchase option at the end of the bareboat period, for a total net price of approximately $105.5 million. The resulted net gain of approximately $0.2 million was recognized in the period. The vessels substantially repaid their outstanding loans totaling to $46.3 million. The contractual future floating based daily payments under these bareboat charter agreements are approximately $6.5. There are neither purchase options nor obligations on Company's behalf.

     In September 2004, the Kliomar was sold for $16 million. The loss resulting from the sale of the vessel after the elimination of the deferred charges, amounted to $1.6 million and has separately been reflected in the accompanying consolidated statement of income for the nine month period ended September 30, 2004.

     5.   Long-term Debt:

     The amounts in the accompanying consolidated balance sheets relate to U.S. dollars obtained either to partially finance the acquisition of vessels or refinance previous loan with the same banks. The balance of loans as at September 30, 2004, are repayable in various quarterly or semi-annual installments through 2012 and balloon payments payable together with the last installments. The interest rates are based upon LIBOR plus a spread.

          The loans are secured as follows:

          o    First and second priority mortgages over the Poly and, Cleliamar;

          o First priority mortgage over the, Nedimar, Keymar, Luxmar, Limar Rimar, Almar,, Petromar, Ambermar, Pearlmar, Jademar, Rubymar, Rosemar, Goldmar, Silvermar, Aquamar, Maremar, Cabo Hellas, Cabo Sounion, Reymar, Reginamar, Reinemar Alcesmar, Alcmar, Andromar, Antigmar, Ariadmar and Atalmar;

          o    Assignments of earnings and insurances of the mortgaged vessels;

          o    Pledge of shares of the borrowers; and

          o    Corporate guarantees.

          The loan agreements include covenants, among others, requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends(as defined in the related agreements), give loans to stockholders, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, minimum ratios of total debt against equity, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances. In relation with the covenants of certain loans, dividends can be distributed without the prior consent of the lending banks for an amount not exceeding 50% of the net income.

     6.   Contingencies:

     Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

     The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. Up to $ 1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution is covered by the Protection and indemnity (P&I) Club insurance. Other liabilities are insured up to the prevailing reinsurance limit of $
     4.25 billion.

     7.   Stock Option Plan:

     On March 6, 2001, 323,500 stock options with an exercise price of $12.30 were granted to the Company's officers, key employees and directors under the 2001 Stock Option Plan (the "Plan") of the Company. Under the original terms of the Plan, the options were scheduled to fully vest on March 6, 2003. These options expire on March 6, 2011.

     On October 11, 2001, an aggregate of 8,000 additional options with an exercise price of $13.52 were granted to certain members of the Board of Directors. These options are subject to the terms and conditions as set forth in the Plan and were originally scheduled to fully vest on March 6, 2003. These options expire on March 6, 2011.

     On October 22, 2002, the Board of Directors modified the Plan to accelerate the vesting date of all options outstanding to December 31, 2002, thus establishing a new measurement date for all outstanding options under the Plan on the modification date. The Plan modification did not have a
     material  impact  on  the  Company's   financial  position  or  results  of
     operations.

     As of September 30, 2004, 41,000 options had been forfeited and 267,500 had been exercised (247,000 options were exercised during the nine month period ended September 30, 2004).

     8.   Earnings per Common Share

     The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all dilutive stock options using the treasury stock method.

     The components of the numerator and denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

                                                      Nine months ended
                                                        September 30,
                                                      -----------------
                                                     2003           2004
                                                  ----------     ----------
     Numerator
     ---------
       Net income - basic and diluted                 26,626         40,644
                                                  ==========     ==========

     Denominator
     -----------
       Denominator for basic earnings
       per share - weighted average
       shares                                     17,158,207     17,446,122

       Effect of dilutive securities:
       Employee stock options                         93,289         55,479
                                                  ----------     ----------

       Dilutive potential common shares
       Denominator for dilutive earnings
       per share - adjusted weighted average
       shares and assumed conversions             17,251,496     17,521,601
                                                  ==========     ==========
       Basic earnings per share                   $     1.55     $     2.33
                                                  ==========     ==========
       Diluted earnings per share                 $     1.54     $     2.32
                                                  ==========     ==========

     9.   Financial Instruments:

     On October 10, 1999, the Company concluded an interest rate cap agreement for a period of six years (through October 10, 2005) for an amount of $ 15,000. Since LIBOR has not exceeded 7% there was no charge for the Company with respect to this interest rate cap agreement for years 2001, 2002 and 2003.

     On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective date December 11, 2000 and the third with effective date March 12, 2001) for a period of five years (through September 12, 2005) for amounts of $ 14,000, $ 10,000 and $ 31,500, respectively. Under these agreements, the Company has fixed the interest rate up to 6.50%, 6.45% and 5.88%, respectively.

     On November 28, 2001, the Company concluded two interest rate swap agreements with effective dates December 17, 2001 and December 18, 2001 respectively. The first is for a period of three years for an amount of $16,781 and the second for a period of five years for an amount of $18,168. Under these agreements the Company has fixed the interest rate at 4.25% and 4.765%, respectively.

     On July 10, 2002, the Company concluded two interest swap agreement with effective dates September 13, 2002 each. Both are for a period of five years and for an amount of $ 23,575 each. Under the agreement the Company has fixed the interest rate at 4.20% and 4.38% respectively.

     On December 15, 2003, the Company entered a foreign currency forward contract for a period of six months to sell an amount of Euros 6.5 million and purchase U.S. dollars. Under this contract the Company has fixed the Euro exchange rate against the U.S. dollar at 1.2182. This contract has been renewed for a period of six months and the Euro Exchange rate against the U.S. dollar was fixed at 1.21518.

     10.  Income Taxes:

     Liberia, Greece, Panama and Cyprus do not impose a tax on international shipping income. Under the laws of Liberia, Greece, Panama and Cyprus the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income

     Stelmar Tankers (UK) Ltd. is subject to income tax in accordance with the tax laws of the United Kingdom.

     Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the Company's shares, but no assurance can be given that this will remain so in the future.

     11.  Financial Instruments:

     The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

     (a) Interest rate risk: The Company's interest rates and long-term loans repayment terms are described in Note 8.

     (b) Credit risk: The credit risk is minimized since accounts receivable from charterers are presented net of the relevant provision for uncollectable amounts, whenever required.

     Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements equates to the amount that would be paid by the Company to cancel the swap. Such fair value at December 31, 2003 and September 30, 2004, was a liability of $ 4,885 and 3,367 respectively and has been included in "Accumulated Other Comprehensive Income/(Loss)" in the
     accompanying consolidated balance sheets. The fair market value of the foreign currency forward contract at December 31, 2003 and September 30, 2004, was $237 (loss) and $65 (gain) respectively and has been included in "Other, net" in the accompanying consolidated statements of income.

     This document contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; time charter revenues; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

02509.0004 #529921